SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2013

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release issued by Quebecor Inc. dated March 14, 2013.

PRESS RELEASE

For immediate release

Changes to Quebecor corporate management

Montreal, March 14 2013 - Quebecor today announced changes to corporate management to take effect at the time of its annual shareholders meeting, to be held in Montréal on May 8 2013.

In view of Serge Gouin’s desire to retire after serving as Chairman of the Board of Quebecor Media Inc. (QMI) since the company’s creation in 1999, Pierre Karl Péladeau will be appointed Chairman of the Board of QMI and of TVA Group. He will also become Vice-Chairman of the Board of Quebecor Inc., which will continue to be chaired by Françoise Bertrand. Robert Dépatie, President and CEO of Videotron since 2003, will replace Mr. Péladeau as President and CEO of Quebecor Inc. and Quebecor Media Inc. Mr. Péladeau will continue overseeing the Corporation’s strategic files in his new position.

“On behalf of all the entire Board, I wish to express our deepest gratitude to Serge for his dedication and his generosity with his knowledge and his time over the years,” said Ms. Bertrand. “He played a vital role in team-building among QMI’s directors and officers.”

Pierre Karl Péladeau, who joined Quebecor as Assistant to the President in 1985 and has held the position of President and CEO of the Corporation for the past 14 years, said: “The governance committee and I are very pleased to transfer responsibility for the Corporation’s management to Robert. With his team and with all our other collaborators at QMI, he has led Videotron to industry-leading performance among Canadian telecommunications company and has built it into the most respected telecom company in Québec. Since his appointment, Videotron’s operating income has increased from $275 million to over $1.2 billion. During the same period, customers subscribed to 3 million additional services, including 400,000 subscriber connections to our new mobile phone service.”

“I congratulate Robert and his entire team on this stellar performance, which is unprecedented in Videotron’s history. I and all of Quebecor’s directors are confident that he will be equally successful in leading the growth and development of QMI and Quebecor. A particular point of pride for me is the role our achievements of recent years have played in driving Québec’s economic development and the thousands of high-tech jobs we have created. I also wish to take this opportunity to thank our 16,000 employees for their support and their contribution to our success.”

“I am extremely proud of this huge vote of confidence from Pierre Karl, the directors of Quebecor and its partner, the Caisse de dépôt et de placement du Québec,” said Robert Dépatie. “I am grateful for the trust my management colleagues have placed in me over the past ten years and I wish to thank Pierre Karl for inspiring us to realize the vision we framed when Quebecor Media began. I also feel very privileged to be able to count on Pierre Karl’s presence, support and sound advice in my new position. We want the organization to continue on the path of excellence. To fulfill this mission, I am pleased to announce the appointment of Manon Brouillette, currently Videotron’s President, Consumer Market, to the position of President and Chief Operating Officer of Videotron.” Mr. Dépatie retains his position as Videotron’s CEO.

In the wake of the November 2011 transaction between Quebecor and the Caisse de dépôt et de placement du Québec, QMI’s shareholders also agreed to appoint Normand Provost, Executive Vice-President, Private Equity at the Caisse de dépôt et de placement du Québec, and Michel Lavigne, formerly a director of QMI, to the Board of Directors of Quebecor Inc.

The changes will come into effect at the time of Quebecor’s annual shareholders meeting, to be held in Montréal on May 8, 2013.

The Corporation

Quebecor Inc. (TSX:QBR.A, TSX:QBR.B) is a holding company with a 75.4% interest in Quebecor Media Inc., one of Canada’s largest media groups, with more than 16,000 employees. Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and mobile telephony. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English- and French-language Internet properties in Canada. In the broadcasting segment, Quebecor Media Inc. operates, through TVA Group Inc., the number one French-language conventional television network in Québec, a number of specialty channels and, through Sun Media Corporation, the English-language SUN News channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (Publications TVA Inc.), book publishing and distribution (Sogides Group Inc., CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc., TVA Films), video game development (BlooBuzz Studios, L.P.), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron ltée), the printing and distribution of community newspapers and flyers (Quebecor Media Printing Inc., Quebecor Media Network Inc.), outdoor advertising (Quebecor Media Out of Home), news content production and distribution (QMI Agency), and multiplatform advertising solutions (QMI Sales).

Information:

Martin Tremblay

Vice-President, Public Affairs

Quebecor Media Inc.

514-380-1985

martin.tremblay@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Claudine Tremblay
By:	Claudine Tremblay
Vice President and Assistant Secretary

Date: March 19, 2013